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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                  SCHEDULE 13G
                   Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*



                             Blue Rhino Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   095811105
                        ------------------------------
                                 (CUSIP Number)

                               December 31, 2000
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [_] Rule 13d-1(b)

     [_] Rule 13d-1(c)

     [X] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP No.   095811105
         ------------------------
------------------------------------------------------------------------------
 1    NAMES OF REPORTING PERSONS.
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).


                Andrew J. Filipowski
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 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a) [_]
                                                                (b) [_]

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 3    SEC USE ONLY


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 4    CITIZENSHIP OR PLACE OF ORGANIZATION

                                     U.S.
------------------------------------------------------------------------------
                     5    SOLE VOTING POWER
     NUMBER OF            1,361,791 (a)

      SHARES       -----------------------------------------------------------
                     6    SHARED VOTING POWER

   BENEFICIALLY           562,824 (b)

     OWNED BY
                   -----------------------------------------------------------
       EACH          7    SOLE DISPOSITIVE POWER

                          1,361,791 (a)
    REPORTING

      PERSON       -----------------------------------------------------------
                     8    SHARED DISPOSITIVE POWER

       WITH               562,824 (b)

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 9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,924,615 (a)(b)

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10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                                                    [-]

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11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      18.7%

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12    TYPE OF REPORTING PERSON

      IN

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(a)  Includes 28,239 shares issuable upon the exercise of vested options held by
     Mr. Filipowski, 84,003 shares issuable upon the exercise of vested warrants held by Mr. Filipowski and 1,890 shares beneficially owned by Mr.
     Filipowski as trustee on behalf of the Andrew E. Filipowski Trust.

(b) Includes 216,127 shares owned by American Oil and Gas, Inc., of which Mr. Filipowski owns 44% of the issued and outstanding shares, 333,466 shares owned by Platinum Venture Partners I, L.P., the general partner of which is divine interVentures, Inc. (formerly Platinum Venture Partners, Inc.), 1,890 shares beneficially owned by Jennifer R. Filipowski, 1,890 shares beneficially owned by Veronica Filipowski as trustee on behalf of the Alexandra Filipowski Trust, 1,890 shares beneficially owned by Veronica Filipowski as trustee on behalf of the James Meadows Trust and 7,561 shares beneficially owned by Veronica Filipowski.

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Item 1.   (a)  Name of Issuer:  Blue Rhino Corporation

          (b)  Address of Issuer's Principal Executive Offices:

               104 Cambridge Plaza Drive
               Winston-Salem, North Carolina 27104

Item 2.   (a)  Name of Person Filing:  Andrew J. Filipowski

          (b)  Address of Principal Business Office:

               3333 Warrenville Road, 8th Floor
               Lisle, Illinois 60532

          (c)  Citizenship: U.S.

          (d) Title of Class of Securities: Common Stock, par value $.001 per share

          (e)  CUSIP Number: 095811105

Item 3. If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

          Not applicable.


Item 4.   Ownership.

          (a)   Amount beneficially owned: 1,924,615 (a)(b)

          (b)   Percent of class:          18.7%

          (c)   Number of shares as to which person has:

                (i)   Sole power to vote or to direct the vote:  1,361,791 (a)

                (ii)  Shared power to vote or to direct the vote: 562,824 (b)

                (iii) Sole power to dispose or to direct the disposition of
                      1,361,791 (a)

                (iv)  Shared power to dispose or to direct the disposition of:
                      562,824 (b)

                      (a) Includes 28,239 shares issuable upon the exercise of
                          vested options held by Mr. Filipowski, 84,003 shares issuable upon the exercise of vested warrants held by Mr. Filipowski and 1,890 shares beneficially owned by Mr. Filipowski as trustee on behalf of the Andrew E. Filipowski Trust.

                      (b) Includes 216,127 shares owned by American Oil and Gas,
                          Inc., of which Mr. Filipowski owns 44% of the issued and outstanding shares, 333,466 shares owned by Platinum Venture Partners I, L.P., the general partner of which is divine interVentures, Inc. (formerly Platinum Venture Partners, Inc.), 1,890 shares beneficially owned by Jennifer R. Filipowski, 1,890 shares beneficially owned by Veronica Filipowski as trustee on behalf of the Alexandra Filipowski Trust, 1,890 shares beneficially owned by Veronica Filipowski as trustee on behalf of the James Meadows Trust and 7,561 shares beneficially owned by Veronica Filipowski.

Item 5.   Ownership of Five Percent or Less of a Class.

          Not applicable.

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

          Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

          Not applicable.

Item 8.   Identification and Classification of Members of the Group.

          Not applicable.

Item 9.   Notice of Dissolution of Group.

          Not applicable.

Item 10.  Certification.

          Not applicable.


                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                         March 1, 2001
                                         ---------------------------------------
                                         Date

                                         /s/ Andrew J. Filipowski
                                         ---------------------------------------
                                         Signature

                                         Andrew J. Filipowski
                                         ---------------------------------------
                                         Name/Title